UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information to be included in Statements filed Pursuant
           to Rules 13d-1(b)(c), and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            Illuminet Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    452334105
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2000
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |_|      Rule 13d-1(b)

                  |_|      Rule 13d-1(c)

                  |X|      Rule 13d-1(d)


* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Issuer: Illuminet Holdings, Inc.

CUSIP No.     452334105                13G              Page   2   of   7  Pages
         ------------------                                  ----     ----



 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Trustees of the TDS Voting Trust under  Agreement  dated June 30,
          1989

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                         (b) |_|

 3        SEC USE ONLY


 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                        5       SOLE VOTING POWER

              NUMBER OF                         Not Applicable
               SHARES
             BENEFICIALLY               6       SHARED VOTING POWER -
              OWNED BY                          2,541,756 shares of common
                EACH                            stock (1).
              REPORTING
               PERSON                   7       SOLE DISPOSITIVE POWER
                WITH
                                                Not Applicable

                                        8       SHARED DISPOSITIVE POWER

                                                Same as 6

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns approximately 7.9% of the Issuer's outstanding common stock and Issuer's voting power.

12        TYPE OF REPORTING PERSON*

          OO
--------  ---------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


--------
(1) This amount includes options for 51,744 shares of common stock owned by Gregory J. Wilkinson, a Director and Vice-Chairman of Illuminet Holdings, Inc. and Vice-President and Corporate Secretary of Telephone and Data Systems, Inc. ("TDS") and the Vice President and Secretary of TDSI Corporation, a wholly-owned subsidiary of TDS. Mr. Wilkinson has agreed to assign the shares to TDSI Corporation upon the exercise of such options.

Issuer: Illuminet Holdings, Inc.

CUSIP No.     452334105                13G              Page   3   of   7  Pages
         ------------------                                  ----     ----


 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Telephone and Data Systems, Inc.

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                         (b) |_|

 3        SEC USE ONLY

 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                        5       SOLE VOTING POWER

              NUMBER OF                         Not Applicable
               SHARES
             BENEFICIALLY               6       SHARED VOTING POWER -
              OWNED BY                          2,541,756 shares of common
                EACH                            stock (1).
              REPORTING
               PERSON                   7       SOLE DISPOSITIVE POWER
                WITH
                                                Not Applicable

                                        8       SHARED DISPOSITIVE POWER

                                                Same as 6

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) -Reporting person beneficially owns approximately 7.9% of the Issuer's outstanding common stock and Issuer's voting power.

12        TYPE OF REPORTING PERSON*

          CO
--------  ---------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------
(1) This amount includes options for 51,744 shares of common stock owned by Gregory J. Wilkinson, a Director and Vice-Chairman of Illuminet Holdings, Inc. and Vice-President and Corporate Secretary of Telephone and Data Systems, Inc. ("TDS") and the Vice President and Secretary of TDSI Corporation, a wholly-owned subsidiary of TDS. Mr. Wilkinson has agreed to assign the shares to TDSI Corporation upon the exercise of such options.

Issuer: Illuminet Holdings, Inc.

CUSIP No.     452334105                13G              Page   4   of   7  Pages
         ------------------                                  ----     ----


 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TDSI Corporation

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                         (b) |_|

 3        SEC USE ONLY

 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                        5       SOLE VOTING POWER

              NUMBER OF                         Not Applicable
               SHARES
             BENEFICIALLY               6       SHARED VOTING POWER -
              OWNED BY                          2,541,756 shares of common
                EACH                            stock (1).
              REPORTING
               PERSON                   7       SOLE DISPOSITIVE POWER
                WITH
                                                Not Applicable

                                        8       SHARED DISPOSITIVE POWER

                                                Same as 6

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) -Reporting person beneficially owns approximately 7.9% of the Issuer's outstanding common stock and Issuer's voting power.

12        TYPE OF REPORTING PERSON*

          CO
--------  ---------------------------

--------
(1) This amount includes options for 51,744 shares of common stock owned by Gregory J. Wilkinson, a Director and Vice-Chairman of Illuminet Holdings, Inc. and Vice-President and Corporate Secretary of Telephone and Data Systems, Inc. ("TDS") and the Vice President and Secretary of TDSI Corporation, a wholly-owned subsidiary of TDS. Mr. Wilkinson has agreed to assign the shares to TDSI Corporation upon the exercise of such options.

Schedule 13G
Issuer: Illuminet Holdings, Inc.
Page 5 of 7

Item 1.           (a)      Name of Issuer:
                           --------------
                           Illuminet Holdings, Inc.

                  (b)      Address of Issuers's Principal Executive Offices:
                           ------------------------------------------------
                           4501 Intelco Loop, S.E.
                           PO Box 2909
                           Lacey, Washington 98503

Item 2.           (a)      Name of Person Filing:
                           ----------------------
                           The  Trustees  of the Voting  Trust  under  Agreement
                           dated June 30, 1989 ("The Voting Trust")(1),Telephone
                           and Data Systems, Inc. ("TDS"), and TDSI Corporation,
                           a wholly owned  subsidiary of TDS ("TDSI") are filing
                           this  Schedule  13G   concerning   their  direct  and
                           indirect beneficial ownership of the common stock of the Issuer.


                  (b)      Address of Principal Business Office or, if None,
                           Residence:
                           -----------------------------------------------------
                           c/o Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois 60602

                  (c)      Citizenship:
                           ------------
                           See cover page, Item 4.

                  (d)      Title of Class of Securities:
                           -----------------------------
                           common stock, $0.01 par value

                  (e)      CUSIP Number:
                           -------------
                           452334105

Item 3.           (a)-(j)  Not Applicable


Item 4.           Ownership
                  ---------
                  (a)      Amount Beneficially Owned as of December 31, 2000:

                  The Voting Trust.
                  ----------------

                  The Trustees of the Voting Trust pursuant to Agreement dated June 30, 1989, as amended, are LeRoy T. Carlson, Jr., Walter
                  C. D. Carlson, Letitia G. C. Carlson and Donald C. Nebergall. The Voting Trust is the direct beneficial owner of TDS Series A Common Shares.

                  TDS.
                  ---

                  The Voting Trust holds and the trustees vote 6,367,111 Series A Common Shares of TDS, representing approximately 51% of the outstanding voting power of all shares of capital stock of TDS Series A Common Shares and TDS Common Shares. By reason of such ownership, The Voting Trust controls the election of a majority of the directors of TDS and a majority of the voting power on all other matters subject to a vote of the shareholders of TDS. TDS shares voting power with respect to 2,541,756 shares of Common Stock of the Issuer.

--------
(1)The Trustees of the Voting Trust pursuant to Agreement dated June 30, 1989, as amended (hereby incorporated by reference to Exhibit 9.1 in the Annual Report on Form 10-K for the year ended December 31, 1999 of Telephone and Data Systems, Inc.): LeRoy T. Carlson, Jr., Walter C. D. Carlson, Letitia G. C. Carlson and Donald C. Nebergall.

Schedule 13G
Issuer: Illuminet Holdings, Inc.
Page 6 of 7

                  (b)      Percent of Class:
                           -----------------
                           7.9%


                  (c)      Number of shares as to which such person has:
                           ---------------------------------------------
                           (i)      Sole power to vote or to direct the vote:

                                    Not Applicable


                           (ii)     Shared power to vote or to direct the vote:

                                    2,541,756 shares


                           (iii) Sole power to dispose or to direct the disposition of:

                                    Not Applicable


                           (iv) Shared power to dispose or to direct the disposition of:

                                    2,541,756 shares


Item 5.           Ownership of Five Percent or Less of a Class.
                  ---------------------------------------------
                  Not Applicable

Item 6.           Ownership  of More  than  Five  Percent  on Behalf of
                  Another Person.
                  --------------------------------------------------------------
                  Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.
                  --------------------------------------------------------------
                  Not Applicable

Item 8.           Identification and Classification of Members of the Group.
                  ----------------------------------------------------------
                  (i)      Identification:

                           The Trustees of the Voting Trust pursuant to Agreement dated June 30, 1989, as amended, Telephone and Data Systems, Inc. and TDSI Corporation


                  (ii)     Classification:

                           None  of  the  members  of  the  group  is  a  person
                           identified   under  Item  3  of  Schedule  13G.  This
                           statement is being filed pursuant to Rule 13d-1(c).

Item 9.           Notice of Dissolution of Group.
                  -------------------------------
                  Not Applicable

Item 10.          Certification.
                  --------------
                  Not Applicable

Schedule 13G
Issuer: Illuminet Holdings, Inc.
Page 7 of 7


                             JOINT FILING AGREEMENT

                  The undersigned hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the joint filing of all Schedules 13D and/or Schedules 13G (including any amendments thereto) on behalf of such parties with respect to the Issuer.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    January 16,  2001          TRUSTEES OF THE VOTING TRUST UNDER AGREEMENT
                                    DATED JUNE 30, 1989


                                    /s/ Walter C. D. Carlson*
                                    --------------------------------------------
                                    Walter C. D. Carlson


                                    /s/ Letitia G. C. Carlson*
                                    --------------------------------------------
                                    Letitia G. C. Carlson


                                    /s/ Donald C. Nebergall*
                                    --------------------------------------------
                                    Donald C. Nebergall


                                    *By:     /s/ LeRoy T. Carlson, Jr.
                                             -----------------------------------
                                             LeRoy T. Carlson, Jr.
                                              Trustee  and  as  Attorney-in-Fact
                                              for above Trustees*

                                    *Pursuant  to Joint  Filing Agreement
                                    and   Power  of Attorney   which  has
                                    been   separately   filed  with   the
                                    Securities   and  Exchange Commission
                                    and   is  incorporated  by  reference
                                    herein.

                                    TELEPHONE AND DATA SYSTEMS, INC.


                                    By:      /s/ LeRoy T. Carlson, Jr.
                                             --------------------------
                                             LeRoy T. Carlson, Jr.
                                              President

                                    TDSI CORPORATION


                                    By:      /s/ LeRoy T. Carlson, Jr.
                                             --------------------------
                                             LeRoy T. Carlson, Jr.
                                              President











                         Signature Page to Schedule 13G
    relating to the indirect beneficial ownership of Illuminet Holdings, Inc.
                               by TDSI Corporation